aub

17004838

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue, Suite 510
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Vellon (312) 380-5302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Jca

OATH OR AFFIRMATION

I, William D. Vellon, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Kingsbury Capital, Inc.** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this

21st day of February, 2017

Notary Public

OFFICIAL SEAL
E A SANTI
Notary Public - State of Illinois
My Commission Expires Jun 5, 2017

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Members' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[**x**] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Kingsbury Capital, Inc.

We have audited the accompanying statement of financial condition of Kingsbury Capital, Inc.(the Company) as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position Kingsbury Capital, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Kingsbury Capital, Inc. financial statement. The supplemental information is the responsibility of Kingsbury Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2017

Kingsbury Capital, Inc.
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash	$ 24,061
Commissions Receivable	$ 58,749
Accounts Receivable	$ 6,297
Clearing Deposit	$ 50,000
Furniture & Fixtures, at cost, less accumulated depreciation of $11,406	$ 1,459
Other Assets	$ 15,628
Total Assets	$ 156,194
Liabilities and Stockholder's Equity	
Liabilities	
Commissions Payable	$ 40,748
Accounts Payable & Accrued Expenses	$ 29,263
Total Liabilities	$ 70,011
Stockholder's Equity	
Common Stock, $1 par value, 50,000 shares issued and outstanding	$ 50,000
Additional Paid-In Capital	$ 73,380
Retained Earnings	$ (37,197)
Total Stockholder's Equity	$ 86,183
Total Liabilities and Stockholder's Equity	$ 156,194

The accompanying notes to the financial statements are an integral part of these statements

Kingsbury Capital, Inc.
Notes to Financial Statements
December 31, 2016

1. Organization of Business

Kingsbury Capital, Inc. (the "Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. In March 2015, Edwin C. Blitz Investments, Inc. was acquired by Kingsbury Holdings, Inc. and renamed Kingsbury Capital, Inc. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant account policies followed by the Company are presented below.

2. Summary of Significant Account Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Depreciation
Deprecation of furniture and fixtures is computed using the straight line method for financial reporting purposes.

Cash and Equivalents
Cash and equivalents consist of the Company's checking account.

Revenue Recognition
Commission income is recorded as earned.

Commission Receivable
Commissions receivable are reported at contract value. An allowance for uncollectable receivables is not considered necessary.

Reserves and Custody of Securities
The Company did not hold trading securities, nor does it hold customer securities at December 31, 2016. Because the Company does not handle customers' securities, Rule 15c3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes
The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2012 and Illinois income tax examinations for year ending before December 31, 2011.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $62,781 which is in excess of the requirement of $5,000 and a net capital ratio of 15 to 1 as of December 31, 2016.

4. Filling Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Lease Commitments

The company has an operating lease for office space that expires in July 2024. The lease is subject to escalation clauses based on the operating expenses of the lessor. Total rental expense for year-ending December 31, 2016 was $59,033.

At December 31, 2016, the aggregate minimum annual commitments under the lease are as follows:

Year	Maximum Potential Liability
2017	$58,565
2018	$59,466
2019	$60,367
2020	$61,268
Thereafter	$254,082

6. Related Party Transactions

The Company charges Kingsbury Capital Investment Advisors, LLC, a related entity, for office space and share supplies. Total reimbursements for year-ending December 31, 2016 was $36,000.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. Clearing Account

The Company's clearing arrangement with DST Market Services, LLC requires a clearing agent operation account. As of December 31, 2016 the required deposited with the agent was $50,000.

9. Subsequent Events

Management has evaluated events and transactions from January 1, 2016 through February 10, 2017, the date of the statement of financial condition was issued, noting no material events requiring disclosure in the Company's statement of financial condition.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Kingsbury Capital, Inc.

We have reviewed management's statements, included in the accompanying Kingsbury Capital, Inc.'s Exemption Report, in which (1) Kingsbury Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2017

KINGSBURY
CAPITAL

Kingsbury Capital, Inc. • Kingsbury Capital Investment Advisors, LLC

Kingsbury Capital Inc.'s Exemption Report

We, as members of management of Kingsbury Capital, Inc., (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with C.F.R. §240.15c3-3 (k)2(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k) under which the Company claimed and exemption from 17 C.F.R. § 240.15c3-3 (k)2(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2016 with exception.

Kingsbury Capital, Inc.

By: ______________________

William D. Vellon
President

February 21, 2017

One Rotary Center • 1560 Sherman Avenue • Suite 510 • Evanston, IL 60201 • Phone: 312.380.5300 • Fax: 312.380.5330
www.kingsburycap.com